BRITISH AIRWAYS SELLS STAKE IN AUSTRALIAN TRAVEL COMPANY

British Airways has sold its 50 per cent stake in travel company, Concorde Travel Group, to a consortium of Australian investors.

The airline has disposed of its share in the Australian based company for AUS $15 million (£:5.4 million). This represents a profit on disposal of £1.7 million.

The sale of the shareholding, which British Airways acquired in 1987, is in line with the carriers strategy to concentrate on core business.

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Notes to editors:

  The company was established in Melbourne, Australia in 1949 and specialises in the development, marketing and wholesale distribution of airline products.
  The company will now be headed by a new CEO Peter Lacaze.